

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15008932

DIVISION OF
CORPORATION FINANCE

February 12, 2016

Act: 1934
Section: 14a-8 (ODS)
Rule:
Public
Availability: 2-12-16

Carey O'Connor
Flowserve Corporation
coconnor@flowserve.com

Re: Flowserve Corporation
Incoming letter dated January 19, 2016

Dear Ms. O'Connor:

This is in response to your letter dated January 19, 2016 concerning the shareholder proposal submitted to Flowserve by John Chevedden. We also have received a letter from the proponent dated February 2, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

February 12, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Flowserve Corporation
Incoming letter dated January 19, 2016

The proposal requests that the board adopt a "proxy access" bylaw with the procedures and criteria set forth in the proposal.

We are unable to concur in your view that Flowserve may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Flowserve may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Flowserve may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Flowserve's policies, practices and procedures do not compare favorably with the guidelines of the proposal and that Flowserve has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Flowserve may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

February 2, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Flowserve Corporation (FLS)
Proxy Access
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 19, 2015 no-action request.

FLS claims that failing to restrict the number of shareholders forming a nominating group in FLS bylaws will lead to a violation of proxy rules. While FLS goes on for several paragraphs about how difficult it would be for a large number of shareholders to communicate for purposes of forming a shareholder nominating group, nowhere does FLS provide any citations or material evidence that any law or regulation prohibits the Company from adopting proxy access bylaws that do not impose a limit of the number of shareholder who may form a nominating group.

Additionally, the Proposal includes a provision that any nominating group must certify "it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: Carey O'Connor <coconnor@flowserve.com>

[FLS – Rule 14a-8 Proposal, December 2, 2015, Revised December 7, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*.

Please vote to enhance shareholder value:

Shareholder Proxy Access – Proposal [4]



January 19, 2016

BY ELECTRONIC MAIL TO SHAREHOLDERPROPOSAL@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Flowserve Corporation - Shareholder Proposal Submitted by John Chevedden (the "Proposal")*

Ladies and Gentlemen:

This letter and the enclosed materials are submitted by Flowserve Corporation, a New York corporation (the "Company"), to request confirmation from the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action to the U.S. Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from the proxy statement and form of proxy for its 2016 annual meeting of shareholders (collectively, the "2016 Proxy Materials"). For the reasons set forth below, the Company intends to exclude the Proposal from the 2016 Proxy Materials pursuant to Rules 14a-8(i)(3) and (10) under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with Staff Legal Bulletin 14D (Nov. 7, 2008), we are submitting this request for no-action relief via the Commission's email address, shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j) under the Exchange Act, the Company (i) has filed this letter with the Commission no later than 80 calendar days before it intends to file the definitive 2016 Proxy Materials with the Commission; and (ii) is simultaneously sending a copy of this letter and its attachments to John Chevedden (the "Proponent") as notice of its intention to exclude the Proposal and supporting statement from the 2016 Proxy Materials and the reasons for the exclusion.

SUMMARY OF THE PROPOSAL

The Proposal requests that the Company's Board of Directors (the "Board") adopt a "proxy access" bylaw pursuant to which a shareholder or group of shareholders would be permitted to nominate candidates for election to the Board, and the Company would be required to list such nominees in the Company's proxy statement and on its proxy card. A copy of the Proposal and related correspondence with the Proponent is attached as Exhibit A hereto.

BASIS FOR EXCLUSION

We respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal, if implemented, would be contrary to the Commission's proxy rules. Further, we respectfully request that the Staff concur in our view that the Proposal may also be excluded pursuant to Rule 14a-8(i)(10) because the Board has already substantially implemented the Proposal.

Flowserve Corporation
World Headquarters
5215 N O Connor Blvd Ste 2300
Main 972443-6500
Fax 972-443-6800

I. The Proposal may be excluded under Rule 14a-8(i)(3) because the Proposal, if implemented, would be contrary to the Commission's proxy rules.

The Company may properly exclude the Proposal pursuant to Rule 14a-8(i)(3). Rule 14a-8(i)(3) allows a proposal to be excluded "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules." The Proposal may be excluded on this basis because, contrary to the proxy rules, it expressly states that "an unrestricted number of shareholders forming a group" may nominate candidates for election to the Board. It would be a clear violation of the proxy solicitation laws if, as the Proponent demands, a shareholder was permitted to solicit an "unrestricted number of shareholders" to form a shareholder nominating group. A properly drafted proposal that, if implemented, would comply with the proxy solicitation laws would necessarily include a reasonable limit that either complies with the safe harbor of Rule 14a-2(b) or otherwise ensures that only a limited number of shareholders may form a group to avoid an illegal proxy solicitation. The Proposal makes no such attempt to ensure compliance with the proxy solicitation laws.

A. *Communications with Shareholders to Form a Shareholder Nominating Group Are Proxy Solicitations Subject to the Proxy Solicitation Laws*

Section 14(a) of the Exchange Act makes it illegal to solicit a proxy without complying with the proxy solicitation laws. In Regulation 14A, the Commission has defined "solicitation" to include the furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy. Pursuant to Rule 14a-2, the proxy solicitation rules contained in Rules 14a-3 to 14a-15 of Regulation 14A apply to every solicitation of a proxy with respect to securities registered pursuant to Section 12 of the Securities Act of 1933. As the Commission has stated in Instruction 3 to Rule 14a-12, a communication with shareholders for the purpose of forming a shareholder nominating group clearly constitutes a "solicitation": "Inclusion of a nominee pursuant to . . . a registrant's governing documents as they relate to the inclusion of shareholder director nominees in the registrant's proxy materials, or solicitations by a nominating shareholder or shareholder nominating group that are made in connection with that nomination constitute solicitations in opposition subject to Rule 14a-12(c)." Absent an exemption, a communication with a large number of shareholders to form a shareholder nominating group constitutes a proxy solicitation subject to the requirements of Rules 14a-3 to 14a-15.

B. *Exclusion of the Proposal Under Rule 14a-8(i)(3) is Proper Because No Exemptions Apply to Solicitations of an Unrestricted Number of Shareholders*

Rule 14a-2(b) sets forth exemptions from the general applicability of the proxy rules to solicitation efforts. None of the exemptions apply to solicitation of an "unrestricted number of shareholders."

1. New Exemptions under Rule 14a-2(b)(7) and Rule 14a-2(b)(8) Do Not Apply

The Commission stated in the adopting release for Facilitating Shareholder Director Nominations that, although it anticipated that "shareholders may engage in communications with other shareholders in an effort to form a shareholder nominating group to aggregate their holdings to meet the applicable minimum ownership threshold to nominate a director[,] . . . such communications would be deemed solicitations under the proxy rules." *See* Exchange Act Release No. 34-62764 (Nov. 15, 2010), at § II.B.10. The Commission therefore added new Rule 14a-2(b)(7) to create a specific exemption for solicitation efforts for purposes of forming a nominating group under now-vacated Rule 14a-11. In response to comments, the Commission declined to expand this exemption to nominations pursuant to a corporation's governing documents, stating in one instance that "[g]iven the range of possible criteria companies and/or shareholders could establish for nominations, we continue to believe it would not be appropriate to extend the exemption to those circumstances." *Id.* The Commission further clarified that "a shareholder or group that chooses to rely on new Rule 14a-2(b)(7) would lose that exemption if they subsequently engaged in a non-Rule 14a-11 nomination or solicitation in connection with the subject election of directors . . . [and] this could result in the shareholder or group being deemed to have engaged in a non-exempt solicitation in violation of the proxy rules." *Id.* Similarly, the Commission declined in the adopting release to extend the exemption set forth in Rule 14a-2(b)(8) to solicitations made when seeking to have a nominee included in a company's proxy materials pursuant to a procedure specified in the company's governing documents or state law provisions, as opposed to pursuant to now-vacated Rule 14a-11. *Id.*

2. Existing Exemptions under Rule 14a-2(b)(2) and Rule 14a-2(b)(6) Do Not Apply

In the adopting release for Facilitating Shareholder Director Nominations, the Commission noted that in forming a nominating group, shareholders would have the option to structure their solicitations under existing exemptions, such as the exemption for solicitations of no more than 10 shareholders (pursuant to Rule 14a-2(b)(2)) and the exemption for certain communications that take place in an electronic shareholder forum for solicitations in which no authorization or revocation is furnished or requested (pursuant to Rule 14a-2(b)(6)). *Id.* at § II.B.10, n. 646. None of these exemptions are available for a solicitation of an "unrestricted number of shareholders" for the purpose of forming a shareholder nominating group. The exemption under Rule 14a-2(b)(6) is unavailable because the Company does not maintain an electronic shareholder forum and the Proposal does not address creating one. The exemption under Rule 14a-2(b)(2) is unavailable because by its terms, the exemption is limited to solicitations of a total number of not more than ten persons, while the Proposal would allow solicitation of an "unrestricted number of shareholders" to form the shareholder nominating group. Further, to the extent that it may be possible outside the safe harbor of Rule 14a-2(b) for a shareholder to solicit a limited number of shareholders in excess of ten, such as a limit of twenty as provided in the Company's amended bylaws (described below), it would be an unreasonable interpretation of the proxy solicitation laws to permit or condone solicitation of an "unrestricted number of shareholders."

The Proposal, on its face, contemplates a violation of the proxy solicitation laws by mandating that the requested bylaw provide that an "unrestricted number of shareholders" be permitted to form a group for the purpose of nominating directors without compliance with the proxy solicitation laws as a prerequisite for including such group's nominee in the Company's proxy materials. In fact, the Proposal would require compliance with applicable laws and regulations only if the nominating shareholder "uses soliciting material other than the Company's proxy materials." The Company's amended bylaws include a 20 person aggregation limit and provide that compliance with the proxy solicitation laws is a prerequisite for inclusion of a proxy access nominee in the Company's proxy materials, which we believe is a reasonable limit and ensures that only a limited number of shareholders may form a group to avoid an illegal proxy solicitation. As provided in Instruction 3 to Rule 14a-12, it is a proxy solicitation to form a group to nominate directors for inclusion in the Company's proxy materials pursuant to the Company's governing documents and no exemption applies under Rule 14a-2(b). For the foregoing reasons, the Proposal may properly be excluded from the 2016 Proxy Materials under Rule 14a-8(i)(3) because the Proposal, if implemented, would be contrary to the Commission's proxy rules.

II. The Proposal may be excluded under Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

We believe the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10) because it has been substantially implemented. At a meeting of the Board held on December 14, 2015, the Board adopted amendments to the Company's bylaws that addressed the underlying concerns and each of the essential elements of the Proposal. The newly adopted proxy access bylaw appears as Section 9 of the Company's bylaws, which were filed as an exhibit to the Company's Current Report on Form 8-K on December 15, 2015 and are attached as Exhibit B hereto.

A. ***Exclusion of the Proposal Under Rule 14a-8(i)(10) is Supported by the Staff's Prior No-Action Letters***

The Company may properly exclude the Proposal pursuant to Rule 14a-8(i)(10). Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission has stated that the purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Exchange Act Release No. 34-12598 (Jul. 7, 1976). When a company has already taken action to address the underlying concerns and essential objectives of a shareholder proposal, the proposal has been "substantially implemented" and may be excluded. *See, e.g., Exelon Corp.* (Feb. 26, 2010); *ConAgra Foods, Inc.* (Jul. 3, 2006); *Exxon Mobil Corp.* (Jan. 24, 2001); The *Gap, Inc.* (Mar. 8, 1996); *Nordstrom, Inc*, (Feb. 8, 1995). Rule 14a-8(i)(10) does not require companies to implement every detail of a proposal in order for the proposal to be excluded. Exchange Act Release No. 34-20091 (Aug. 16, 1983). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991).

Even if a company's actions do not go as far as those requested by the shareholder proposal, they nonetheless may "compare favorably" with the requested actions. The Staff has provided no-action relief under Rule 14a-8(i)(10) when a company addresses adequately the underlying concerns and essential objectives of a shareholder proposal without implementing precisely the actions or achieving all of the objectives contemplated by the proposal. The Staff has allowed companies to exclude proposals where the company has adopted standards or provided for rights on substantially similar terms as requested in the proposal but has imposed exceptions or limitations not contemplated by the shareholder proposal. For example:

- In *Bank of America Corp.* (Dec. 15, 2010), the Staff agreed that the company had substantially implemented a proposal requesting that the board amend the company's governing documents to give holders of 10% of the company's stock the power to call a special meeting. where the board had adopted a bylaw giving holders of at least 10% of the company's stock to call a special meeting but imposed additional requirements not outlined in the proposal.

- In *General Dynamics Corp.* (Feb. 6, 2009), the Staff agreed that the company had substantially implemented a proposal giving any shareholder or group of shareholders owning at least 10% of the company's stock the power to call a special meeting, where the company already adopted a special meeting bylaw allowing a single shareholder owning at least 10% of the company's stock to call a special meeting, but requiring any group of shareholders seeking to call a special meeting to own at least 25% of the company's stock.

- In *Chevron Corp.* (Feb. 19, 2008) and *Citigroup Inc.* (Feb. 12, 2008), the Staff agreed that each company had substantially implemented a special meeting proposal, where the company had adopted a provision allowing shareholders to call a special meeting unless, among other things, an annual or special meeting that included the matters proposed to be addressed at the special meeting had been held within the preceding 12 months.

- In *Johnson & Johnson* (Feb. 17, 2006), the Staff agreed that the company had substantially implemented a proposal that asked the company to confirm the legitimacy of *all* current and future U.S. employees, where the company had already verified the legitimacy of *91%* of its domestic workforce.

- In *Masco Corp.* (Mar. 29, 1999), the Staff agreed that the company had substantially implemented a proposal that the company adopt a standard for independence of the company's outside directors, where the company had adopted a standard that, unlike the one proposed, added the qualification that only material relationships with affiliates would affect a director's independence.

With respect to proxy access, the Staff recently agreed that a company had substantially implemented a proposal requesting adoption of a proxy access bylaw even though the company's adopted bylaw imposed procedural or other requirements not contemplated by the shareholder proposal. In *General Electric Company* (Mar. 3, 2015), the Staff agreed with General Electric Company ("GE") that GE could exclude a proxy access proposal from its proxy materials on the basis that GE adopted a proxy access bylaw that addressed the shareholder proposal's essential objective. The Staff concurred that the company had substantially implemented the proposal by adopting a proxy access bylaw that, while consistent in most respects with the shareholder proposal (including the required 3% ownership threshold and 3 year holding period), also imposed additional restrictions not contemplated by the proposal, including, among other things: (1) a 20-shareholder cap on the number of shareholders who may aggregate to satisfy the 3% ownership threshold; (2) a provision where a shareholder nominee who does not receive at least 25% of the votes cast in favor of that nominee will be ineligible to be a shareholder nominee for the next two annual meetings; and (3) several additional representations or undertakings required to be made by the nominating shareholder, including that the shareholder (a) will not distribute to any shareholder any form of proxy for the annual meeting other than the form distributed by the company, (b) intends to continue to own the requisite number of shares through the date of the annual meeting and for at least one year following the meeting and (c) will indemnify and hold harmless the company and each of its directors, officers and employees against specified losses arising from nominations submitted by the shareholder.

B. *The Adopted Proxy Access Bylaw Compares Favorably to the Guidelines of the Proposal and Addresses the Essential Objectives of the Proposal*

The Proposal calls for the Board to amend the Company's bylaws to adopt a "proxy access" bylaw pursuant to certain procedures described in the Proposal. As discussed further below, because the Company has adopted a proxy access bylaw that satisfactorily addresses the essential objectives of the Proposal, the Company believes it has substantially implemented the Proposal, and it is therefore excludable under Rule 14a-8(i)(10).

The Company believes the letters cited above support the Company's view that the Company has addressed each of the essential elements of the Proposal by providing the Company's shareholders with a meaningful right to proxy access. As noted in the preceding section, a company's actions may be deemed to substantially implement a shareholder proposal even if they do not achieve all of the objectives of the proposal or impose limitations not contemplated by the proposal. The Company has adopted a proxy access bylaw that will allow a shareholder or a group of shareholders who have owned 5% or more of the Company's common stock continuously for at least three years the right to include in the Company's proxy statement nominees to the board representing the greater of 2 or 20% of the directors then serving on the Board. The Company's proxy access bylaw addresses the essential elements and underlying concerns of the Proposal without implementing precisely the actions or achieving all of the objectives contemplated by the Proposal, which requested adoption of a proxy access bylaw that would allow a shareholder or a group of shareholders who have owned 3% or more of the Company's common stock continuously for at least three years the right to include in the Company's proxy statement nominees to the board representing the greater of 2 or 25% of the directors then serving on the Board. The amended bylaws address each of the essential objectives and underlying concerns of the Proposal, as follows:

1. Proxy Access

The Proposal:

The Proposal states that a proxy access bylaw should "[r]equire the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement of any person nominated for election to the board" by nominating shareholder(s) meeting the criteria established below" and to "[a]llow shareholders to vote on such nominee on the Company's proxy card."

Amended bylaws:

Article II, Section 9(a) of the amended bylaws provides that:

"[W]henever the Board solicits proxies with respect to the election of directors at an annual meeting of the shareholders, subject to the provisions of this Section 9, the Company shall include in its proxy statement for such annual meeting, in addition to any persons nominated for election by the Board or any committee thereof, the name, together with the Required Information (as defined below), of any person or persons, as applicable, properly nominated for election (each, a 'Shareholder Nominee') to the Board by any single shareholder that satisfies, or by a group of shareholders, that together satisfy, the ownership requirements of Sections 9(d) and 9(e) (such Person or group, the 'Eligible Shareholder'), and who expressly elects at the time of providing the notice (the 'Proxy Access Nomination Notice') required by this Section 9 to have its nominee or nominees, as applicable. included in the Company's proxy materials."

The Company's adopted bylaw addresses the essential objective of this element of the Proposal by providing a meaningful and usable proxy access procedure in the amended bylaws under which persons nominated for election by shareholders may be included in the Company's proxy materials. The Company therefore believes that the adopted bylaw compares favorably with the guidelines of the Proposal.

2. Group Nomination and Ownership Requirements

The Proposal:

The Proposal states that proxy access should be available for "any person nominated for election to the Board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below" and that a nominating shareholder or group of shareholders must "have beneficially owned 3% of more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination."

Amended bylaws:

Article II, Sections 9(e) and (d), respectively, of the amended bylaws provide that:

"In order to be an Eligible Shareholder and make a nomination pursuant to this Section 9, a shareholder or group of shareholders must have owned the Required Ownership Percentage (as defined below) of the Company's outstanding common stock (the 'Required Shares') continuously for the Minimum Holding Period (as defined below) as of both the date the Proxy Access Nomination Notice is delivered to or mailed to and received by the Secretary in accordance with this Section 9 and the record date for determining the shareholders entitled to vote at the annual meeting and must continue to own the Required Shares through the meeting date.

For purposes of this Section 9, the 'Required Ownership Percentage' is 5% or more, and the "Minimum Holding Period" is three (3) years. For purposes of satisfying the Required Ownership Percentage, (i) the Required Shares owned by one or more Eligible Shareholders may be aggregated, provided that the number of Eligible Shareholders whose ownership of shares is aggregated for such purpose shall not exceed twenty (20), and (ii) a group of funds under common management and investment control shall be treated as one Eligible Shareholder for this purpose."

and

"A shareholder's ownership of shares shall be deemed to continue during any period in which (x) the shareholder has loaned such shares, provided that the shareholder has the power to recall such loaned shares on no more than three (3) business days' notice or (y) the shareholder has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement which is revocable at any time by the shareholder."

The Company's adopted bylaw addresses the essential objective of this element of the Proposal by requiring a 3 year ownership period and an ownership threshold of 5%, which favorably compares to an ownership period of 3 years and an ownership threshold of 3%. The Company's adopted bylaw also addresses the essential objective of this element of the Proposal by permitting the aggregation of shares by a group of no more than 20 shareholders to meet the ownership threshold, which favorably compares to the requested provision to permit aggregation of shares by a group with an unrestricted number of shareholders to meet the ownership threshold. As noted above, a solicitation of an unrestricted number of shareholders for the purpose of forming a shareholder nominating group is impractical as it would violate the proxy solicitation laws. Further, an ownership threshold of 5% is viewed by a substantial number of investors and the vast majority of issuers as a reasonable restriction on proxy access. *See* 2015-2016 ISS Global Policy Survey Summary of Results (Sept. 28, 2015). In September 2015, Institutional Investor Services ("ISS") published the results of a survey in response to which 28% of investor respondents and 86% of non-investor respondents indicated that if a company were to adopt a proxy access bylaw with an ownership threshold not exceeding 5% in response to a shareholder-proposed proxy access proposal, it should *not* be considered so problematic as to call into question the board's responsiveness. *Id.* In the same survey, a substantial minority (24%) of investor respondents and a substantial majority (77%) of non-investor respondents indicated that an aggregation limit of fewer than 20 shareholders was not problematic. *Id.* The adopted bylaw further addresses the essential objective of this element of the Proposal by defining ownership to include, among other things, loaned shares that can be recalled on three business days' notice. The adopted bylaw also requires that the nominating shareholder continue to own the requisite shares until the date of the applicable annual meeting in order to maintain eligibility for proxy access.

As noted in the preceding section, the Staff has granted no-action relief in a similar situation. *See General Electric Company* (Mar. 3, 2015) (concurring in the exclusion of proxy access bylaw amendment proposal under Rule 14a-8(i)(10), where the company amended its bylaws with additional requirements, not contained in the proposal, that the nominating shareholder own the requisite shares until the date of the applicable annual meeting and indicated that up to twenty shareholders may form a group to satisfy the requisite ownership threshold). The Company does not believe the changes meaningfully or materially impact the ability of shareholders to access the Company's proxy statement for purposes of nominating potential director candidates. The Company therefore believes that the provisions of the amended bylaws, including the 5% ownership threshold and the 20 person aggregation limit, should be deemed to "compare favorably" with the guidelines of the Proposal, even if the amended bylaws do not go as far as the requested actions.

3. Number of Nominees

The Proposal:

The Proposal states that "[t]he number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater."

Amended bylaws:

Article II, Section 9(c) of the amended bylaws provides that:

"The maximum number of Shareholder Nominees nominated by all Eligible Shareholders that will be included in the Company's proxy materials with respect to an annual meeting of shareholders shall be the greater of two or 20% of the number of directors in office as of the Final Proxy Access Nomination Date, rounded down to the closest whole number (if 20% is not a whole number)."

The Company's adopted bylaw addresses the essential objective of this element of the Proposal by providing for the number of shareholder-nominated candidates to be limited to the greater of two or 20% of the directors then serving, which favorably compares to the limit requested in the Proposal of two or 25% of the directors then serving. The Company believes this difference is not material, given the size of a typical public company board. The average size of boards of directors of S&P 500 companies as of 2014 was 10.8. Spencer Stuart, *Spencer Stuart Board Index 2014*, at 14 (2014). The Board currently consists of eleven directors. With eleven or fewer directors, under both the Proposal and the adopted bylaw, the number of shareholder-nominated candidates is limited to two. For the limit under the Proposal and adopted bylaw to differ, the number of directors in office must be at least twelve. The Company therefore believes that the difference between limit in the Proposal and the adopted bylaw is not material, and the adopted bylaw compares favorably with the guidelines of the Proposal, even if the amended bylaws do not go as far as the requested actions.

4. Written Notice of the Nominating Shareholder

The Proposal:

The Proposal states a nominating shareholder must provide the Company, within the time period identified in the bylaws, with written notice of information required by the Company's bylaws and any Commission rules regarding the nominee (including his or her consent to being named in the proxy materials and to serving as director if elected) and the nominating shareholder (including proof of ownership of the required number of shares of the Company).

Amended bylaws:

Article II, Section 9(f) of the amended bylaws sets forth the requirements for a nominating shareholder's notice of nomination, which must include, among other things, proof of the nominating shareholder's ownership of the requisite number of shares for the required holding period, the nominee's written consent to being named as a nominee in the proxy materials and to serving as a director, and a copy of the Schedule 14N that has been filed with the Commission as required by Rule 14a-18 under the Exchange Act.

The Company's adopted bylaw addresses the essential objective of this element of the Proposal. Additional requirements relating to the written notice of the nominating shareholder are immaterial and largely procedural in nature to establish compliance with applicable law and the Company's governing documents as applied to the nomination of directors. The Company therefore believes that the adopted bylaw compares favorably with the guidelines of the Proposal.

5. Nominating Shareholder Certifications

The Proposal:	**Amended bylaws:**
The Proposal states that a nominating shareholder must certify that (i) it assumes liability for any legal violation arising out of its communication with other shareholders, (ii) it will comply with all applicable legal requirements if it uses soliciting material other than the Company's proxy materials, and (iii) to the best of its knowledge, the shareholder acquired its shares in the ordinary course of business and not to change or influence control at the Company.	Article II, Sections 9(f)(vii)(A), 9(f)(v)(D), and 9(f)(v)(A) of the amended bylaws, respectively, require that a nominating shareholder provide certifications similar to those in the Proposal. Article II, Section 9(f) of the amended bylaws also require that a nominating shareholder provide several additional representations or undertakings, including, among other requirements, that the shareholder (a) will not distribute to any shareholder any form of proxy for the annual meeting other than the form distributed by the company, (b) intends to continue to own the requisite number of shares through the date of the annual meeting and for at least one year following the meeting and (c) will indemnify and hold harmless the company and each of its directors, officers and employees against specified losses arising from nominations submitted by the shareholder.

The Company's adopted bylaw addresses the essential objective of this element of the Proposal by requiring certifications similar to those in the Proposal. The Company believes that these additional requirements and restrictions do not meaningfully or materially impact the ability of shareholders to access the Company's proxy statement for purposes of nominating potential director candidates. As noted in the preceding section, the Staff has granted no-action relief in a similar situation. *See General Electric Company* (Mar. 3, 2015). The Company therefore believes that the adopted bylaw compares favorably with the guidelines of the Proposal.

6. Supporting Statement

The Proposal:	**Amended bylaws:**
The Proposal states that a nominating shareholder may submit, along with the notice of a nomination, a supporting statement not to exceed 500 words.	Article II, Section 9(a) of the amended bylaws likewise permits a nominating shareholder to provide a written statement for inclusion in the Company's proxy statement for the meeting, not to exceed 500 words, in support of a nominee's candidacy.

The Company's adopted bylaw addresses the essential objective of this element of the Proposal by permitting the nominating shareholder to submit a supporting statement not to exceed 500 words. The Company therefore believes that the adopted bylaw compares favorably with the guidelines of the Proposal.

7. Priority Given to Multiple Nominations

The Proposal:

The Proposal requests that the Board adopt procedures regarding the priority to be given to multiple nominations exceeding the one-quarter limit.

Amended bylaws:

Article II, Section 9(c) of the amended bylaws provides that:

"In the event that the number of Shareholder Nominees submitted by Eligible Shareholders exceeds the Maximum Number of nominees provided for in this Section 9, the highest ranking Shareholder Nominee who meets the requirements of this Section 9 from each Eligible Shareholder will be selected for inclusion in the Company's proxy materials until the Maximum Number is reached, going in order of the amount (largest to smallest) of shares of common stock of the Company each Eligible Shareholder disclosed as owned in its respective Proxy Access Nomination Notice submitted to the Company. If the Maximum Number is not reached after the highest ranking Shareholder Nominee who meets the requirements of this Section 9 from each Eligible Shareholder has been selected, this process will continue as many times as necessary, following the same order each time, until the Maximum Number is reached."

The Company's adopted bylaw addresses the essential objective of this element of the Proposal by setting forth procedures regarding the priority to be given to multiple nominations. The Company therefore believes that the adopted bylaw compares favorably with the guidelines of the Proposal.

8. Procedure for Resolution of Disputes as to Satisfaction of Applicable Requirements

The Proposal:

The Proposal requests that the Board adopt procedures regarding whether notice of nomination was timely and whether the notice of shareholder proposal for nomination of candidates to the Board under this bylaw satisfied the bylaw and applicable federal regulations.

Amended bylaws:

Article II, Section 9(j) and Section 9(a) of the amended bylaws, respectively, provide that:

"[T]he Board or the presiding officer of the annual meeting of shareholders shall declare a nomination by an Eligible Shareholder to be invalid, and (i) such nomination shall be disregarded and no vote on such Shareholder Nominee shall occur, notwithstanding that proxies in respect of such vote may have been received by the Company, (ii) the Company shall not be required to include in its proxy statement or on any ballot or form of proxy the disregarded Shareholder Nominee or any successor or replacement nominee proposed by the Eligible Shareholder or by any other Eligible Shareholder, and (iii) the Company may otherwise communicate to its shareholders, including by amending or supplementing its proxy statement or ballot or form of proxy, that the Shareholder Nominee or any successor or replacement nominee shall not be included as a director nominee in the proxy statement or on any ballot or form of proxy and shall not be voted on at the annual meeting if the Shareholder Nominee(s) and/or the applicable Eligible Shareholder shall have breached its or their obligations under this Section 9 or otherwise failed to satisfy the terms and conditions of this Section 9, as determined by the Board or such presiding officer."

and

"[T]he Company may omit from its proxy materials any information or Statement (or portion thereof) that it, in good faith, believes would violate any applicable law or regulation."

The Company's adopted bylaw addresses the essential objective of this element of the Proposal by setting forth procedures relating to determination of whether notices of shareholder proposals for nomination of candidates under the proxy access bylaw satisfies applicable requirements. The Company therefore believes that the adopted bylaw compares favorably with the guidelines of the Proposal.

9. No Additional Restrictions

The Proposal also requests that "[n]o additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations." As noted above, the material requirements of the adopted bylaw compare favorably with the guidelines of the Proposal and are similar to those provided for in the Proposal. The amended bylaws also address various other items, including those noted below, which are designed to address the matters not provided for in the Proposal and/or would otherwise apply to other board nominees to the extent relevant. The Company believes that these additional requirements and restrictions do not meaningfully or materially impact the ability of shareholders to access the Company's proxy statement for purposes of nominating potential director candidates.

i. Eligibility and Re-Nomination Restrictions

In addition to the eligibility requirements for a shareholder's notice of nomination set forth in Article II, Section 8(a) of the amended bylaws, the Company determined that it was appropriate to include a number of provisions relating to the qualifications of proxy access candidates to ensure that, if proxy access nominees are elected to the Board, the Company will be able to continue to satisfy its legal, regulatory and corporate governance requirements. Among other things, these include that the Company is not required to include a proxy access nominee in its proxy statement if (a) the shareholder nominee does not meet certain independence requirements; (b) the shareholder nominee is the subject of certain criminal proceedings or is a "bad actor" under the Commission rules; or (c) the nomination would cause the Company to violate its governing documents or certain laws, rules and/or regulations or to seek certain federal or regulatory approvals or waivers. The adopted bylaw also provides that a shareholder nominee who does not receive the favorable vote of at least 25% of the votes cast in favor of that nominee will be ineligible to be a shareholder nominee for the next two annual meetings. These terms are set forth in parts of Article II, Section 9(i) and Section 9(l) of the amended bylaws.

The Company considers similar independence and other eligibility criteria when assessing candidates for Board nominees. Although the Company does not have a formal policy limiting any Board nominee from standing for election if he or she failed to receive at least 25% of the vote in a prior election, the Board would most likely not re-nominate such a nominee for election if it were the Board's own nominee and believes the same criteria should apply to shareholder nominees. In addition, under Article III, Section 11 of the Amended By-Laws, any director who fails to receive a majority vote at any uncontested election must tender his or her resignation to the Board. Therefore, we believe that these eligibility restrictions and restrictions on re-nomination of a shareholder nominee are not materially different than what the Board would apply to its own nominee in an analogous situation. Further, as noted in the preceding section, the Staff has granted no-action relief in a similar situation. *See General Electric Company* (Mar. 3, 2015).

ii. Deadline for Proxy Access Shareholder Nominations

Under Article II, Section 9(b) of the amended bylaws, a proxy access shareholder nomination notice must be delivered to the Company not less than 120 days nor more than 150 days prior to the anniversary of the date of the mailing of the prior year's proxy statement. The Company established a separate deadline for proxy access shareholder nominations, which slightly differs from the existing 90-120 day advance notice deadline for shareholder nominations pursuant to Article II, Section 8(a)(ii) of the amended bylaws. The Company anticipates requiring additional time in order to include information regarding proxy access shareholder nominees in its proxy materials and elected to establish a separate deadline rather than amending the Company's existing advance notice deadline for shareholder nominations.

The Company adopted the foregoing carefully-balanced terms, together with other terms not addressed in the Proposal, because it believes that they advance the goal of ensuring that proxy access is available to the Company's long-term shareholders. As noted in the preceding section, the Staff has previously granted no action relief in similar situations where a company's implementation of a proposal features additional requirements and restrictions as long as the variations do not undermine the essential objectives of the proposal. *See, e.g., General Electric Company* (Mar. 3, 2015); *Bank of America Corp.* (Dec. 15, 2010); *General Dynamics Corp.* (Feb. 6, 2009); *Chevron Corp.* (Feb. 19, 2008); *Citigroup Inc.* (Feb. 12, 2008); *Johnson & Johnson* (Feb. 17, 2006); *Masco Corp.* (Mar. 29, 1999).

We believe that, as a whole, the amended bylaws compare favorably with the guidelines of the Proposal and implement the Proposal's essential objective of providing a meaningful and usable proxy access procedure under which persons nominated for election by shareholders may be included in the Company's proxy materials. As a result, we believe that the Proposal was substantially implemented when the Company adopted a proxy access bylaw that addressed each of the essential elements of the Proposal. Accordingly, the Proposal may be properly excluded from the 2016 Proxy Materials as substantially implemented pursuant to Rule 14a-8(i)(10).

CONCLUSION

For the reasons set forth above, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2016 Proxy Materials in reliance on Rule 14a-8(i)(3) and Rule 14a-8(i)(10). Please note that the Company expects to submit the 2016 Proxy Materials for printing no later than April 8, 2016; consequently the Company would appreciate it if the Staff could respond to this request by then.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at (972) 443 - 6608

Sincerely,

Flowserve Corporation

By: 
Name: Carey O'Connor
Title: Senior Vice President, General Counsel

Enclosures

cc: John Chevedden

EXHIBIT A

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

Ms. Carey A. O'Connor
Corporate Secretary
Flowserve Corporation (FLS)
5215 N. O'Connor Blvd
Suite 2300
Irving TX 75039
PH: 972 443-6500
FX: 972 443-6800
FX: 972-443-6843

REVISED DEC. 7, 2015

Dear Ms. O'Connor,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,



John Chevedden

December 2, 2015
Date

cc: Luke Alverson <LAlverson@flowserve.com>
PH: 972-443-6610
FX: 972-443-6910
Akshar Patel <APatel@flowserve.com>

[FLS – Rule 14a-8 Proposal, December 2, 2015, Revised December 7, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*.

Please vote to enhance shareholder value:

Shareholder Proxy Access – Proposal [4]

Notes:
John Chevedden, ***FISMA & OMB MEMORANDUM M-07-16*** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB MEMORANDUM M-07-16

Patel, Akshar

From:	***FISMA & OMB MEMORANDUM M-07-16***
Sent:	Wednesday, December 02, 2015 10:27 AM
To:	O'Connor,Carey
Cc:	Alverson, Luke; Patel, Akshar
Subject:	Rule 14a-8 Proposal (FLS)``
Attachments:	CCE02122015_4.pdf

Dear Ms. O'Connor,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

Patel, Akshar

From: Alverson, Luke
Sent: Wednesday, December 02, 2015 1:15 PM
To: ***FISMA & OMB MEMORANDUM M-07-16***; O'Connor,Carey
Cc: Patel, Akshar
Subject: RE: Rule 14a-8 Proposal (FLS)``

Mr. Chevedden,
This email acknowledges Flowserve's receipt of your email set forth below and the attached proposal. We will review it and be in touch. Please continue to direct future correspondence to the individuals on this email. Thank you.

Best,

Luke Alverson
Vice President, Corporate Legal Services and
Assistant Secretary
Flowserve Corporation
Direct: 972.443.6610
Fax: 972.443.6910
Mobile: 214.435.6784
lalverson@flowserve.com

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Wednesday, December 02, 2015 10:27 AM
To: O'Connor,Carey
Cc: Alverson, Luke; Patel, Akshar
Subject: Rule 14a-8 Proposal (FLS)``

Dear Ms. O'Connor,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

Patel, Akshar

From:	***FISMA & OMB MEMORANDUM M-07-16***
Sent:	Thursday, December 03, 2015 2:34 PM
To:	O'Connor,Carey
Cc:	Alverson, Luke; Patel, Akshar
Subject:	Rule 14a-8 Proposal (FLS) blb
Attachments:	CCE03122015_9.pdf

Dear Ms. O'Connor,
Please see the attached broker letter.
Sincerely,
John Chevedden



FLS

Post-it® Fax Note 7671	Date 12-3-15	# of pages ▶
To Carey O'Connor	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB MEMORANDUM M-07-16***	
Fax # 972-443-6843 972-443-6910	Fax #	

December 3, 2015

John Chevedden

FISMA & OMB MEMORANDUM M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB MEMORANDUM M-07-16*** TD Ameritrade Clearing Inc. DTC #0188

Dear John Chevedden,

Thank you for allowing me to assist you today. As you requested, this letter confirms that, as of the date of this letter, you have continuously held no less than the below number of shares in the above referenced account since July 1, 2014.

1. Flowserve Corporation (FLS) 100 shares
2. Dominion Resources Inc. (D) 100 shares
3. Union Pacific Corporation (UNP) 100 shares

If we can be of any further assistance, please let us know. Just log in to your account and go to Client Services > Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chris Blue
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

Patel, Akshar

From: Patel, Akshar
Sent: Thursday, December 03, 2015 6:56 PM
To: ***FISMA & OMB MEMORANDUM M-07-16***; O'Connor,Carey
Cc: Alverson, Luke
Subject: RE: Rule 14a-8 Proposal (FLS) blb

Dear Mr. Chevedden:

We previously acknowledged receipt of a shareholder proposal from you transmitted electronically on December 2, 2015, requesting Flowserve's board take steps to permit shareholders access to Flowserve's proxy materials for meetings at which directors are to be elected. Additionally, we also acknowledge receipt of a broker letter from TD Ameritrade dated December 3, 2015, outlining your continuous ownership of Flowserve shares from July 1, 2014 to December 3, 2015. We are delivering this written notice pursuant to Rule 14a-8(f)(1) to formally notify you that your submitted proposal is deficient in that it does not include a written statement from you of your intention to continue to hold Flowserve shares through the date of the upcoming annual meeting of shareholders. As such, the proposal does not adequately prove your continuous ownership of Flowserve securities and, therefore, your eligibility to submit the proposal pursuant to Rule 14a-8(b)(2)(i).

Pursuant to Rule 14a-8(f)(1), we are also hereby formally notifying you that, to enable further consideration of the proposal, a response in compliance with Rule 14a-8 must be postmarked or transmitted electronically to Flowserve no later than 14 days from the date this notification is received.

The delivery of this notice does not preclude our ability to provide you notice of any other observed deficiencies or defects (whether procedural or substantive) regarding your submitted proposal under Rule 14a-8. We continue to review your submitted proposal and will notify you of such other observed deficiencies or defects, if any, within the timeframe required by SEC rules.

Please feel free to contact me if you have any questions.

Akshar Patel
Senior Counsel, Strategic Transactions and Securities
Flowserve Corporation
Direct: 469.420.3225
Mobile: 214-957-8977
apatel@flowserve.com

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Thursday, December 03, 2015 2:34 PM
To: O'Connor,Carey

Patel, Akshar

From:	***FISMA & OMB MEMORANDUM M-07-16***
Sent:	Thursday, December 03, 2015 9:48 PM
To:	O'Connor,Carey
Cc:	Alverson, Luke; Patel, Akshar
Subject:	Rule 14a-8 Proposal (FLS)
Attachments:	CCE03122015_18.pdf

Dear Ms. O'Connor,
Please see the attachment.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

Ms. Carey A. O'Connor
Corporate Secretary
Flowserve Corporation (FLS)
5215 N. O'Connor Blvd
Suite 2300
Irving TX 75039
PH: 972 443-6500
FX: 972 443-6800
FX: 972-443-6843

Dear Ms. O'Connor,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,



John Chevedden

December 2, 2015
Date

cc: Luke Alverson <LAlverson@flowserve.com>
PH: 972-443-6610
FX: 972-443-6910
Akshar Patel <APatel@flowserve.com>

I intend to continue to hold Flowserve shares through the date of the upcoming annual meeting of shareholders.


12-3-15

Patel, Akshar

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Monday, December 07, 2015 12:07 PM
To: O'Connor,Carey
Cc: Alverson, Luke; Patel, Akshar
Subject: Rule 14a-8 Proposal Revision (FLS)``
Attachments: CCE07122015_3.pdf

Dear Ms. O'Connor,
Please see the attached rule 14a-8 proposal revision to enhance long-term shareholder value.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUM M-07-16

Ms. Carey A. O'Connor
Corporate Secretary
Flowserve Corporation (FLS)
5215 N. O'Connor Blvd
Suite 2300
Irving TX 75039
PH: 972 443-6500
FX: 972 443-6800
FX: 972-443-6843

REVISED DEC. 7, 2015

Dear Ms. O'Connor,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB MEMORANDUM M-07-16***

Sincerely,


John Chevedden


Date

cc: Luke Alverson <LAlverson@flowserve.com>
PH: 972-443-6610
FX: 972-443-6910
Akshar Patel <APatel@flowserve.com>

[FLS – Rule 14a-8 Proposal, December 2, 2015, Revised December 7, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*.

Please vote to enhance shareholder value:

Shareholder Proxy Access – Proposal [4]

Notes:
John Chevedden, ***FISMA & OMB MEMORANDUM M-07-16*** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB MEMORANDUM M-07-16

Patel, Akshar

From: Alverson, Luke
Sent: Tuesday, December 15, 2015 6:56 PM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Cc: O'Connor,Carey; Patel, Akshar
Subject: Update regarding Rule 14a-8 Proposal

Mr. Chevedden,
I am providing an update on two matters relating to the proposal you submitted on December 2, 2015, which was subsequently supplemented and amended, most recently on December 7, 2015.

First, we have completed our review of your proposal and the supplemental materials you provided in response to our prior requests. At this point, we have no further objections to your submission and consider the proposal compliant under SEC rules.

Second, Flowserve continually strives to implement and follow best practices in corporate governance that the Board believes are in the best interests of our company and all our shareholders. In particular, our Corporate Governance and Nominating Committee (CGNC) regularly evaluates new governance topics and potential amendments to our governing documents in this context, taking into account perspectives from shareholders, such as yourself.

Recognizing the growing importance of proxy access, our CGNC began consideration of proxy access provisions late last year. Throughout the course of this year, the CGNC continued discussions on proxy access in light of proxy season trends and emerging shareholder opinions on the topic. In this context, your proposal submission was timely and relevant, touching a topic on which our Board has been actively engaged.

Given this, I am pleased to inform you that our Board has recently approved amendments to our Bylaws that implement proxy access for our shareholders. We have disclosed our amended and restated Bylaws in a Form 8-K filed with the SEC this afternoon. The filing can be found on our Investor Relations website, or using this link to the SEC's EDGAR page:
http://www.sec.gov/Archives/edgar/data/30625/000119312515403767/0001193125-15-403767-index.htm.

In summary, the key provisions of our proxy access model include the following:

- An ownership requirement of 5% of outstanding shares entitled to vote in an election of directors
- A continuous ownership requirement of 3 years
- The number of shareholder nominees is limited to the greater of 2 or 20% of the current number of board members
- Up to 20 shareholders can aggregate share ownership to satisfy the ownership percentage

With Flowserve now having proxy access in place, we would like to discuss whether you still desire to submit your proposal at our 2016 annual shareholders' meeting. We acknowledge that portions of our proxy access model differ slightly from some of the high-level terms in your proposal. However, our Board has proactively adopted Bylaw provisions with a comprehensive proxy access model, crafted in careful consideration of our shareholders' feedback and providing our shareholders clarity on all terms--both the high level key provisions and the other process details necessary to make the model functional. Our proxy access model also includes additional, important shareholder protections (such as allowing 20 shareholders to "pool" ownership), all of which could not practically be addressed in one shareholder proposal, simply due to the SEC's process limitations for proposals.

Please let me know if you would be available for a constructive conversation after you have reviewed our proxy access provisions. Thank you for your consideration, and we look forward to speaking with you.

Best,

Luke Alverson
Vice President, Corporate Legal Services and
Assistant Secretary
Flowserve Corporation
Direct: 972.443.6610
Fax: 972.443.6910
Mobile: 214.435.6784
lalverson@flowserve.com

Patel, Akshar

From: Alverson, Luke
Sent: Wednesday, December 16, 2015 8:34 AM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Subject: RE: Rule 14a-8 Proposal (FLS)

Mr. Chevedden,
Thank you for your response. I certainly understand your comment, but appreciate your willingness to discuss. What would be a convenient time to talk? I am generally available the rest of this week, or we could chat after the holidays, if you prefer.

Best,

Luke Alverson
Vice President, Corporate Legal Services and
Assistant Secretary
Flowserve Corporation
Direct: 972.443.6610
Fax: 972.443.6910
Mobile: 214.435.6784
lalverson@flowserve.com

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Tuesday, December 15, 2015 11:29 PM
To: Alverson, Luke
Subject: Rule 14a-8 Proposal (FLS)

Mr. Alverson,
Thank you for your message.
Unfortunately 5% is not a good starting point.
We could talk nonetheless.
Sincerely,
John Chevedden

Patel, Akshar

From: Alverson, Luke
Sent: Thursday, December 17, 2015 9:04 AM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Subject: RE: Rule 14a-8 Proposal (FLS)

Mr. Chevedden,
Yes, noon PT tomorrow works well. I agree that one person per side should be on the call, and for transparency, I will be the one person for Flowserve.

Should I call you directly, or would you like to call me? Alternatively, I'm happy to set up a conference dial in. Thanks again.

Best,

Luke Alverson
Vice President, Corporate Legal Services and
Assistant Secretary
Flowserve Corporation
Direct: 972.443.6610
Fax: 972.443.6910
Mobile: 214.435.6784
lalverson@flowserve.com

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Wednesday, December 16, 2015 10:53 PM
To: Alverson, Luke
Subject: Rule 14a-8 Proposal (FLS)

Mr. Alverson,
Is noon PT Friday okay or after the Holidays would be okay.
One person should be on the call for each side.
John Chevedden

Patel, Akshar

From: Alverson, Luke
Sent: Thursday, December 17, 2015 12:07 PM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Subject: RE: Rule 14a-8 Proposal (FLS)

Yes, that works. I'll call you at the ***FISMA & OMB MEMORANDUM M-07-16*** number at that time. Thanks.

Best,

Luke Alverson
Vice President, Corporate Legal Services and
Assistant Secretary
Flowserve Corporation
Direct: 972.443.6610
Fax: 972.443.6910
Mobile: 214.435.6784
lalverson@flowserve.com

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Thursday, December 17, 2015 12:00 PM
To: Alverson, Luke
Subject: Rule 14a-8 Proposal (FLS)

Mr. Alverson
A slight change – is 12:30 pm PT on Friday okay.
John Chevedden

FISMA & OMB MEMORANDUM M-07-16

Patel, Akshar

From: Alverson, Luke
Sent: Wednesday, January 06, 2016 10:46 AM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Subject: Following Up

Mr. Chevedden,
Happy new year to you, and I hope you had a great holiday season. I wanted to follow up on our conversation on December 18 regarding your proxy access proposal and whether you intended to continue with your proposal in light of the provisions our Board proactively implemented.

Please let me know if you have any additional questions or if you would like to discuss the matter further. I look forward to hearing from you.

Best,

Luke Alverson
Vice President, Corporate Legal Services and
Assistant Secretary
Flowserve Corporation
Direct: 972.443.6610
Fax: 972.443.6910
Mobile: 214.435.6784
lalverson@flowserve.com

Patel, Akshar

From: Alverson, Luke
Sent: Thursday, January 07, 2016 5:32 PM
To: ***FISMA & OMB MEMORANDUM M-07-16***
Subject: RE: Proxy Access (FLS)

Mr. Chevedden,
Our Board has not revisited the ownership percentage provision following the in-depth proxy access analysis done in advance of adoption. Please let me know if you have any other questions.

Best,

Luke Alverson
Vice President, Corporate Legal Services and
Assistant Secretary
Flowserve Corporation
Direct: 972.443.6610
Fax: 972.443.6910
Mobile: 214.435.6784
lalverson@flowserve.com

From: ***FISMA & OMB MEMORANDUM M-07-16***
Sent: Thursday, January 07, 2016 5:19 PM
To: Alverson, Luke
Subject: Proxy Access (FLS)

Mr. Alverson,
Has the company reconsidered 5%.
Sincerely,
John Chevedden

EXHIBIT B

FLOWSERVE CORPORATION

BY-LAWS

As Amended and Restated as of December 14, 2015

BY-LAWS

of

FLOWSERVE CORPORATION

Article I

OFFICES

The principal business office of Flowserve Corporation (the "Company") shall be located in the City of Irving, Dallas County, Texas, and at such place therein as may be determined and designated from time to time by the Board of Directors of the Company (the "Board"). The Company may also have an office or offices at such other place or places as the Board may, from time to time, designate or as the business of the Company may require.

Article II

SHAREHOLDERS MEETINGS

Section 1. Annual Meeting. The annual meeting of shareholders of the Company for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting, shall be held on such date and at such hour and place, within or without the State of New York, as shall be determined by the Board and stated in the notice of the meeting. The Board acting by resolution may postpone and reschedule any previously scheduled annual meeting of shareholders.

Section 2. Special Meetings.

(a) Subject to the rights of the holders of any series of preferred stock, special meetings of the shareholders of the Company, for any purpose or purposes, unless otherwise prescribed by statute, may be called only as set forth in Article ELEVENTH of the Certificate of Incorporation.

(b) In order for a shareholder requested special meeting under clause (iv) of Article ELEVENTH of the Certificate of Incorporation (a "Shareholder Requested Special Meeting") to be called, one or more requests for a special meeting (each, a "Shareholder Special Meeting Request," and collectively, the "Shareholder Special Meeting Requests") must be signed by the Requisite Percent (as such term is defined in the Certificate of Incorporation) of record holders (or their duly authorized agents) and must be delivered to the Secretary. The Shareholder Special Meeting Request(s) shall be delivered to the Secretary at the principal executive offices of the Company by registered mail, return receipt requested. Each Shareholder Special Meeting Request shall:

(i) set forth a statement of the specific purpose(s) of the meeting and the matters proposed to be acted on at it;

(ii) bear the date of signature of each such shareholder (or duly authorized agent) signing the Shareholder Special Meeting Request;

(iii) set forth (A) the name and address, as they appear in the Company's stock ledger, of each shareholder signing such request (or on whose behalf the Shareholder Special Meeting Request is signed), (B) the class, if applicable, and the number of shares of common stock of the Company that are owned of record and beneficially by each such shareholder, and (C) include documentary evidence of such shareholder's record and beneficial ownership of such stock;

(iv) set forth all information relating to each such shareholder that must be disclosed in solicitations of proxies for election of directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case, pursuant to Regulation 14A under the Exchange Act; and

(v) contain the information required by Article II, Section 8(a)(ii)(C) of these By-Laws.

Any requesting shareholder may revoke its special meeting request at any time by written revocation delivered to the Secretary at the principal executive offices of the corporation, and if, following such revocation, there are unrevoked requests from shareholders holding in the aggregate less than the Requisite Percent, the Board, in its discretion, may cancel the special meeting.

(c) Notwithstanding the foregoing, the Secretary shall not be required to call a special meeting of shareholders if:

(i) the Board calls an annual or special meeting of shareholders to be held not later than 60 days after the date on which a valid Shareholder Special Meeting Request has been delivered to the Secretary (the "Delivery Date"); or

(ii) the Shareholder Special Meeting Request(s) (A) is received by the Secretary during the period commencing 90 days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting; (B) contains an identical or substantially similar item (a "Similar Item") to an item that was presented at any meeting of shareholders held within one hundred and 120 days prior to the Delivery Date (and, for purposes of this clause (B) the election of directors shall be deemed a "Similar Item" with respect to all items of business involving the election or removal of directors); (C) relates to an item of business that is not a proper subject for action by the party requesting the special meeting under applicable law; (D) was made in a manner that involved a violation of Regulation 14A under the Exchange Act or other applicable law; or (E) does not comply with the provisions of this Section 2.

(d) Except as provided in the next sentence, any special meeting shall be held at such date and time as may be fixed by the Board in accordance with these By-Laws and the NYBCL. In the case of a Shareholder Requested Special Meeting, such meeting shall be held at such date and time as may be fixed by the Board, on condition that: (i) the date of any Shareholder Requested Special Meeting shall be not more than 60 days after the record date for such meeting (the "Special Meeting Record Date"), which shall be fixed in accordance with Article II, Section 6 of these By-Laws; (ii) if the Board fails to designate, within 10 days after the Delivery Date, a date and time for a Shareholder Requested Special Meeting, then such meeting shall be held at 9:00 a.m. local time on the 60th day after the Special Meeting Record Date (or, if that day shall not be a business day, then on the next preceding business day); and (iii) in the event that the Board fails to designate a place for a Shareholder Requested Special Meeting within 10 days after the Delivery Date, then such meeting shall be held at the Company's principal executive offices. In fixing a date and time for any Shareholder Requested Special Meeting, the Board may consider such factors as it deems relevant within the good faith exercise of business judgment, including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for meeting and any plan of the Board to call an annual meeting or a special meeting.

(e) Only such business shall be conducted at a special meeting of shareholders as shall have been brought before the meeting pursuant to the Company's notice of meeting. Business transacted at any Shareholder Requested Special Meeting shall be limited to the purpose(s) stated in the Shareholder Special Meeting Request(s), except that nothing herein shall prohibit the Board from submitting matters, whether or not described in the Shareholder Special Meeting Request(s), to the shareholders at any Shareholder Requested Special Meeting. Notwithstanding the provisions of this Section 2, unless otherwise required by law, if the shareholders (or qualified representatives of the shareholders) who submitted Shareholder Special Meeting Requests do not appear at the Shareholder Requested Special Meeting to present the matters to be presented for consideration that were specified in the Shareholder Special Meeting Request, the Company need not present such matters for a vote at such meeting.

Section 3. Notice of Meetings. Notice of the place, date and hour and purpose or purposes of any meeting of shareholders shall be given personally, by mail or electronically, not less than 10 or more than 60 days before the date of the meeting, to each shareholder entitled to vote at the meeting. If mailed, the notice shall be deemed given when deposited in the United States mail, postage prepaid, addressed to the shareholder at the shareholder's address as it appears on the record of shareholders of the Company, unless the shareholder shall have filed with the Secretary of the Company a written request that notices to the shareholder be mailed to a different address, in which case it shall be mailed to the address designated in such request. If transmitted electronically, the notice shall be deemed given when directed to the shareholder's electronic mail address as supplied by the shareholder to the Secretary of the Company or as otherwise directed pursuant to the shareholder's authorization or instructions. Any and all notices of a meeting may be waived by a shareholder by submitting a written or electronic waiver either before or after the meeting. The attendance of any shareholder at a meeting in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by such shareholder.

Section 4. Quorum. Except as otherwise provided by law, at a meeting of the shareholders, the holders of a majority of the votes of outstanding shares of stock of the Company, entitled to vote at such meeting, whether present in person or represented by proxy, shall constitute a quorum. If at any meeting there shall be no quorum, such holders of a majority of the votes of outstanding shares of stock so present or represented may adjourn the meeting from time to time, without notice other than announcement at the meeting, until such quorum shall have been obtained, when any business may be transacted which might have been transacted at the meeting as first convened had there been a quorum.

Section 5. Voting and Inspectors.

(a) Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, at each meeting of the shareholders, each holder of record of outstanding shares of stock of the Company on the record date fixed for determination of shareholders entitled to vote at such meeting shall be entitled to one vote for each share of stock held of record either in person or by proxy. No proxy shall be valid after the expiration of 11 months from the date of its execution unless the shareholder executing the proxy shall have specified therein the length of time it is to continue in force which shall be for some limited period. Except as otherwise provided by law, at elections of directors at an annual or special meeting of shareholders at which a quorum is present, a director shall, except in a contested election, be elected by a majority of the votes cast in favor of or against such nominee by the holders of shares entitled to vote in the election. In a contested election, a director shall be elected by a plurality of the votes cast in favor of or against such nominee by the holders of shares entitled to vote in the election. An election shall be considered to be contested if, as of the record date for such meeting, there are more nominees for election than positions on the Board to be filled by election at that meeting. Except as otherwise provided by law or the Certificate of Incorporation, any other action at an annual or special meeting of shareholders at which a quorum is present shall be authorized by a majority of the votes cast in favor of or against such action by the holders of shares entitled to vote thereon.

(b) Before any meeting of shareholders, the Board shall appoint one or more inspectors of election to act at the meeting or its adjournment and make a written report. If the Board does not make such appointment, or if the person or persons are unable to act at the meeting, then the person presiding at the meeting shall make such appointment. Each inspector, before entering upon the discharge of the inspector's duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of the inspector's ability, and who shall take charge of the polls and after the balloting shall make a certificate of the result of the vote taken. No director of the Company or candidate for the office of director shall be appointed as an inspector of elections.

Section 6. Record Date. For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action, the Board may, except as otherwise provided herein or required by law, fix a date as the record date for any such determination of shareholders, which date shall not be more than 60 or less than 10 days prior to the date of any meeting of the shareholders or more than 60 days prior to the payment of any dividend or the allotment of any rights or any other action; and in such case only holders of record of stock at the time so fixed shall be entitled to notice of or to vote at such meeting or any adjournment thereof or to express their consent or dissent, or to receive such dividend distribution or rights, as the case may be. If no record date is fixed, (a) the record date for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day immediately prior to the day on which notice is given, or if no notice is given, the day on which the meeting is held and (b) the record date for any purpose other than that specified in clause (a) shall be at the close of business on the day on which the resolution of the Board relating thereto is adopted.

Section 7. Conduct of Meeting.

(a) Meetings of shareholders shall be presided over by the Chairman of the Board, or in such person's absence, by a person designated by the Board. The Secretary or Assistant Secretary of the Company shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present, the chairman of the meeting shall appoint a secretary of the meeting.

(b) The Board shall be entitled to make such rules or regulations for the conduct of meetings of shareholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman of the meeting, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in the meeting to shareholders of record of the Company, their duly authorized and constituted proxies and such other persons as the chairman of the meeting shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting and matters that are to be voted on by ballot.

Section 8. Notice of Shareholder Business and Nominations.

(a) Annual Meeting.

(i) Except as expressly provided in Article II, Section 9, nominations of persons for election to the Board and the proposal of business to be considered by the shareholders may be made at an annual meeting of shareholders only (A) pursuant to the

Company's notice of meeting (or any supplement thereto), (B) by or at the direction of the Board (or any committee thereof) or (C) by a shareholder of the Company who is a shareholder of record at the time the notice provided for in this Section 8 is delivered to the Secretary of the Company, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 8. For the avoidance of doubt, except as expressly provided in Article II, Section 9, clause (C) above shall be the exclusive means for a shareholder to make nominations or submit other business (other than matters properly brought under Rule 14a-8 of the Securities Exchange Act of 1934 (the "Exchange Act") and included in the Company's notice of meeting) before an annual meeting of shareholders.

(ii) For nominations or other business to be properly brought before an annual meeting by a shareholder pursuant to Section 8(a)(i)(C) of this Article II, the shareholder must have given timely notice thereof in writing to the Secretary of the Company and such business must be a proper subject for shareholder action under the New York Business Corporation Law (the "NYBCL"). To be considered timely, a shareholder's notice must be delivered to the Secretary of the Company at the principal business office of the Company not less than 90 or more than 120 days before the first anniversary of the preceding year's annual meeting of shareholders; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be considered timely must be so delivered not more than 120 days before the annual meeting and not less than the later of (1) 90 days before such annual meeting or (2) 10 days following the date on which public announcement of the date of such meeting is first made by the Company. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a shareholder's notice as described above.

Such shareholder's notice shall set forth:

(A) as to each person whom the shareholder proposes to nominate for election or re-election as a director:

(1) all information relating to such person that is required to be disclosed pursuant to and in accordance with Regulation 14A under the Exchange Act (including such person's written consent to being named as a nominee and to serving as a director if elected);

(2) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among the proposing shareholder and any Shareholder Associated Person (defined below), if any, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Rule 404 of Regulation

S-K promulgated under the Securities Act of 1933 if the shareholder or any Shareholder Associated Person were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant; and

(3) any other information relating to the proposed nomination that is required to be disclosed under applicable law;

(B) as to any other business that the shareholder proposes to bring before the meeting:

(1) a brief description of the business desired to be brought before the meeting;

(2) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the By-Laws of the Company, the language of the proposed amendment);

(3) the reasons for conducting such business at the meeting; and

(4) any other information relating to the proposal that is required to be disclosed under applicable law; and

(C) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made and any Shareholder Associated Person:

(1) the name and address of such shareholder, as they appear on the Company's books, and of such beneficial owner and any Shareholder Associated Person;

(2) the class or series and number of shares of stock of the Company that are owned, directly or indirectly, beneficially and of record by the shareholder and any beneficial owner and Shareholder Associated Person;

(3) (a) any option, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any security of the Company or with a value derived in whole or in part from the value of any security of the Company, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Company or otherwise (a "Derivative Instrument"), directly or indirectly owned

beneficially by the shareholder or any Shareholder Associated Person, and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Company; (b) any proxy, contract, arrangement, understanding or relationship pursuant to which the shareholder or any Shareholder Associated Person has, whether alone or with any other Person (defined below), a right to vote, or the ability to control or otherwise influence, explicitly or implicitly, any other shareholder's or Shareholder Associated Person's voting of, any security of the Company; (c) any short interest of the shareholder or any Shareholder Associated Person in any security of the Company (for purposes of this By-law, a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security); (d) any rights to dividends on the shares of the Company owned beneficially by the shareholder or any Shareholder Associated Person that are separated or separable from the underlying shares of the Company; (e) any proportionate interest in shares of the Company or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which the shareholder or any Shareholder Associated Person is a general partner or, directly or indirectly, beneficially owns an interest in a general partner; (f) any performance-related fees (other than an asset-based fee) that the shareholder or any Shareholder Associated Person is entitled to based on any increase or decrease in the value of shares of the Company or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests; (g) any other information relating to such shareholder and any Shareholder Related Person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations thereunder, including, without limitation, any such interests of the type described in items (a) through (g) of this Section 8(a)(ii)(C)(3) held by members of the proposing shareholder's or any Shareholder Associated Person's immediate family sharing the same household;

(4) a representation that the shareholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination;

(5) any personal or other material interest in such proposed nomination or business of the proposing shareholder and the beneficial owner, if any, on whose behalf the proposal is made and a description of all agreements, arrangements and understandings between the shareholder or any Shareholder Associated Person, if any, of such shareholder and any other person or persons (including their names) in connection with the proposal of such nomination or business by the shareholder; and

(6) a representation as to whether the shareholder or the beneficial owner, if any, intends or is part of a group that intends to (a) deliver a proxy statement or form of proxy to holders of at least the percentage of the Company's outstanding stock required to approve or adopt the proposal or elect the nominee or (b) otherwise to solicit proxies from shareholders in support of such proposal or nomination.

For purposes of this Section 8, "Person" shall mean any individual, firm, corporation, limited liability company, partnership, trust or other entity (including any successor thereto).

For purposes of this Section 8, "Shareholder Associated Person" shall mean (A) any Person directly or indirectly controlling, controlled by or under common control with, or acting in concert with, a given shareholder, beneficial owner, shareholder nominee and their respective Affiliates and Associates (as defined under Regulation 12B of the Exchange Act or any successor provision), (B) any beneficial owner of any securities of the Company owned of record or beneficially by a given shareholder and (C) any Person directly or indirectly controlling, controlled by or under common control with any person identified under clause (B).

(b) Special Meetings. Only such business shall be conducted at a special meeting of shareholders as shall have been brought before the meeting pursuant to the Company's notice of meeting.

(c) General.

(i) Except as expressly provided in Article II, Section 9, only such persons who are nominated in accordance with the procedures set forth in this Section 8 shall be eligible to be elected at an annual meeting of shareholders of the Company to serve as directors and only such business shall be conducted at an annual meeting of shareholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 8. Except as otherwise provided by law, the chairman of the meeting shall have the power and duty (A) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 8 (including whether the shareholder or beneficial owner, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group that solicited) or did not so solicit, as the case may be, proxies in support of such shareholder's nominee or proposal in compliance with such shareholder's representation as required by Section 8(a)(ii)(C)(5) of this Article II) and (B) if any proposed nomination or business was not made or proposed in compliance with this Section 8, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this Section 8, unless otherwise required by law, if the shareholder (or a qualified representative of the shareholder) does not appear at the annual meeting of shareholders to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Company.

Section 9. Shareholder Nominations of Directors to be Included in the Company's Proxy Materials.

(a) Beginning at the 2017 annual meeting of shareholders, whenever the Board solicits proxies with respect to the election of directors at an annual meeting of the shareholders, subject to the provisions of this Section 9, the Company shall include in its proxy statement for such annual meeting, in addition to any persons nominated for election by the Board or any committee thereof, the name, together with the Required Information (as defined below), of any person or persons, as applicable, properly nominated for election (each, a "Shareholder Nominee") to the Board by any single shareholder that satisfies, or by a group of shareholders, that together satisfy, the ownership requirements of Sections 9(d) and 9(e) (such person or group, the "Eligible Shareholder"), and who expressly elects at the time of providing the notice (the "Proxy Access Nomination Notice") required by this Section 9 to have its nominee or nominees, as applicable, included in the Company's proxy materials. For purposes of this Section 9, the "Required Information" that the Company will include in its proxy statement is the information provided to the Secretary of the Company concerning each Shareholder Nominee and the Eligible Shareholder that is required to be disclosed in the Company's proxy statement by Section 14 of the Exchange Act, and, if the Eligible Shareholder so elects, a written statement, not to exceed 500 words, in support of the Shareholder Nominee's candidacy (the "Statement"). Notwithstanding anything to the contrary contained in this Section 9, the Company may omit from its proxy materials any information or Statement (or portion thereof) that it, in good faith, believes would violate any applicable law or regulation.

(b) To be timely for purposes of this Section 9, the Proxy Access Nomination Notice and Required Information must be addressed to the Secretary of the Company and delivered to or mailed to and received by the Secretary by the close of business at the principal executive offices of the Company not less than 120 or more than 150 days prior to the one-year anniversary date of the day (as stated in the Company's proxy materials) the definitive proxy statement was first sent to shareholders in connection with the preceding year's annual meeting of shareholders; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, the Proxy Access Nomination Notice and Required Information to be considered timely must be so delivered not more than 150 days before the annual meeting and not less than the later of (1) 120 days before such annual meeting or (2) 10 days following the date on which public announcement of the date of such meeting is first made by the Company (with the last day of eligible delivery under this section being referred to herein as the "Final Proxy Access Nomination Date"). In no event shall the public announcement of an adjournment or postponement of an annual meeting of shareholders for which notice has been given, commence a new time period (or extend any time period) for the giving of a Proxy Access Nomination Notice as described above.

(c) The maximum number of Shareholder Nominees nominated by all Eligible Shareholders that will be included in the Company's proxy materials with respect to an annual meeting of shareholders shall be the greater of two or 20% of the number of directors in office as of the Final Proxy Access Nomination Date, rounded down to the closest whole number (if 20% is not a whole number) (the "Maximum Number"). In the event that one or more vacancies for any reason occurs on the Board after the Final Proxy Access Nomination Date but before the date of the annual meeting and the Board resolves to reduce the size of the Board in connection therewith, the Maximum Number of Shareholder Nominees included in the Company's proxy materials shall be calculated based on the number of directors in office as so reduced. Any individual nominated by an Eligible Shareholder for inclusion in the Company's proxy materials pursuant to this Section 9 whom the Board decides to nominate as a nominee for director at the upcoming annual meeting of shareholders shall be counted as one of the Shareholder Nominees for purposes of determining when the Maximum Number of Shareholder Nominees provided for in this Section 9 has been reached. Any Eligible Shareholder submitting more than one Shareholder Nominee for inclusion in the Company's proxy materials shall rank such Shareholder Nominees based on the order that the Eligible Shareholder desires such Shareholder Nominees to be selected for inclusion in the Company's proxy statement in the event that the total number of Shareholder Nominees submitted by Eligible Shareholders exceeds the Maximum Number of nominees provided for in this Section 9. In the event that the number of Shareholder Nominees submitted by Eligible Shareholders exceeds the Maximum Number of nominees provided for in this Section 9, the highest ranking Shareholder Nominee who meets the requirements of this Section 9 from each Eligible Shareholder will be selected for inclusion in the Company's proxy materials until the Maximum Number is reached, going in order of the amount (largest to smallest) of shares of common stock of the Company each Eligible Shareholder disclosed as owned in its respective Proxy Access Nomination Notice submitted to the Company. If the Maximum Number is not reached after the highest ranking Shareholder Nominee who meets the requirements of this Section 9 from each Eligible Shareholder has been selected, this process will continue as many times as necessary, following the same order each time, until the Maximum Number is reached. Notwithstanding anything to the contrary contained in this Section 9, if the Company receives notice pursuant to Article II, Section 8 of these By-Laws that a shareholder intends to nominate for election to the Board at such annual meeting a number of nominees greater than or equal to a majority of the total number of directors to be elected at such meeting, no Shareholder Nominees will be included in the Company's proxy materials with respect to such meeting pursuant to this Section 9.

(d) For purposes of this Section 9, an Eligible Shareholder shall be deemed to "own" only those outstanding shares of common stock of the Company as to which the shareholder possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit from and risk of loss on) such shares; provided, that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (A) sold by such shareholder or any of its affiliates in any transaction that has not been settled or closed, (B) borrowed by such shareholder or any of its affiliates for any purposes or purchased by such shareholder or any of its affiliates pursuant to an agreement to resell or (C) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such shareholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of shares of outstanding common stock of the Company, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, such shareholder's or its affiliates' full right to vote or direct the voting of any such shares, and/or (2) hedging, offsetting or altering to any degree any gain or loss realized or realizable from maintaining the full economic ownership of such shares by such shareholder or affiliate. For purposes of this Section 9, a shareholder shall "own" shares held in the name of a nominee or other intermediary so long as the shareholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A shareholder's ownership of shares shall be deemed to continue during any period in which (x) the shareholder has loaned such shares, provided that the shareholder has the power to recall such loaned shares on no more than three (3) business days' notice or (y) the shareholder has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement which is revocable at any time by the shareholder. The terms "owned," "owning" and other variations of the word "own" shall have correlative meanings. Whether outstanding shares of the common stock of the Company are "owned" for these purposes shall be determined by the Board or any committee thereof. For purposes of this Section 9, the term "affiliate" shall have the meaning ascribed thereto under Rule 12b-2 under the Exchange Act.

(e) In order to be an Eligible Shareholder and make a nomination pursuant to this Section 9, a shareholder or group of shareholders must have owned the Required Ownership Percentage (as defined below) of the Company's outstanding common stock (the "Required Shares") continuously for the Minimum Holding Period (as defined below) as of both the date the Proxy Access Nomination Notice is delivered to or mailed to and received by the Secretary in accordance with this Section 9 and the record date for determining the shareholders entitled to vote at the annual meeting and must continue to own the Required Shares through the meeting date. For purposes of this Section 9, the "Required Ownership Percentage" is 5% or more, and the "Minimum Holding Period" is three (3) years. For purposes of satisfying the Required Ownership Percentage, (i) the Required Shares owned by one or more Eligible Shareholders may be aggregated, provided that the number of Eligible Shareholders whose ownership of shares is aggregated for such purpose shall not exceed twenty (20), and (ii) a group of funds under common management and investment control shall be treated as one Eligible Shareholder for this purpose.

(f) Within the time period specified in this Section 9 for delivering the Proxy Access Nomination Notice, in order for a Proxy Access Nomination Notice to be effective, the Eligible Shareholder submitting the Proxy Access Nomination Notice must provide the following information in writing to the Secretary: (i) one or more written statements from the record holder of the shares (and from each intermediary through which the shares are or have been held during the Minimum Holding Period) verifying that, as of a date within seven calendar days prior to the date the Proxy Access Nomination Notice is delivered to or mailed to and received by the Secretary, the Eligible Shareholder owns, and has owned continuously for the Minimum Holding Period, the Required Shares, and the Eligible Shareholder's agreement to provide, within five business days after the record date for the annual meeting, written statements from the record holder and intermediaries verifying the Eligible Shareholder's continuous ownership of the Required Shares through the record date; (ii) a copy of the Schedule 14N that has been filed with the Securities and Exchange Commission as required by Rule 14a-18 under the Exchange Act; (iii) the information, representations and agreements that are the same as those that would be required to be set forth in a shareholder's notice of nomination pursuant to Article II, Section 8(a) of these By-Laws; (iv) the consent of each Shareholder Nominee to being named in the proxy statement as a nominee and to serving as a director if elected; (v) a representation and covenant that the Eligible Shareholder (A) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the Company, and does not presently have such intent, (B) presently intends to maintain qualifying ownership of the Required Shares through the date of the annual meeting, (C) has not engaged and will not engage in, and has not and will not be a "participant" in another person's "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the annual meeting other than its Shareholder Nominee(s) or a nominee of the Board, (D) will comply with all applicable laws and regulations applicable to the use, if any, of soliciting material, (E) will not distribute to any shareholder any form of proxy for the annual meeting other than the form distributed by the Company, (F) has not nominated and will not nominate for election to the Board at the annual meeting of the shareholders any person other than the Shareholder Nominee(s) being nominated pursuant to this Section 9, and (G) will provide facts, statements and other information in all communications with the Company and its shareholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; (vi) a representation as to the Eligible Shareholder's intention (subject to any mandatory fund rebalancing required by such shareholder's preexisting governing instruments or written investment policies) to maintain qualifying ownership of the Required Shares for at least one year following the annual meeting; (vii) an undertaking that the Eligible Shareholder (A) assumes all liability stemming from any legal or regulatory violation arising out of the Eligible Shareholder's communications with the shareholders of the Company or out of the information that the Eligible Shareholder provided to the Company, (B) will indemnify and hold harmless the Company and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or actual action, suit or proceeding, whether legal, administrative or investigative, against the Company or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Shareholder pursuant to this Section 9, and (C) will provide to the Company prior to the election of directors such additional information as reasonably requested by the Company with respect thereto.

(g) Within the time period specified in this Section 9 for delivering the Proxy Access Nomination Notice, each Shareholder Nominee must deliver to the Secretary (i) a written representation and agreement that such person will comply with applicable law and listing standards, all of the Company's corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines, and any other policies and guidelines applicable to directors, (ii) at the request of the Company, completed and signed questionnaires required of the Company's directors and officers and (iii) the representations, agreements and other information required by Article II, Section 8(a) of these By-Laws.

(h) In the event that any information or communications provided by the Eligible Shareholder or any Shareholder Nominee to the Company or its shareholders ceases to be true and correct in all material respects or omits a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading, each Eligible Shareholder or Shareholder Nominee, as the case may be, shall promptly notify the Secretary of any such defect in such previously provided information and of the information that is required to correct any such defect.

(i) The Company shall not be required to include, pursuant to this Section 9, a Shareholder Nominee in its proxy materials for any meeting of the shareholders (i) for which the Secretary receives a notice that a shareholder has nominated such Shareholder Nominee for election to the Board pursuant to the advance notice requirements for shareholder nominees for election to the Board set forth in Article II, Section 8 of these By-Laws, (ii) if the Shareholder Nominee or the Eligible Shareholder that has nominated such Shareholder Nominee has engaged in or is currently engaged in, or has been or is a "participant" in another person's "solicitation" within the meaning of Rule 14a-1(1) under the Exchange Act in support of the election of any individual as a director at the annual meeting other than its Shareholder Nominee(s) or a nominee of the Board, (iii) if the Shareholder Nominee is or becomes a party to any compensatory payment or other financial agreement, arrangement or understanding with any person or entity other than the Company, or is receiving or will receive any such compensation or other payment from any person or entity other than the Company, in each case in connection with service as a director of the Company, (iv) who is not independent under the listing standards of each principal exchange upon which the common stock of the Company is listed, any applicable rules of the Securities and Exchange Commission, or any publicly disclosed standards used by the Board in determining and disclosing independence of the Company's directors, in each case as determined by the Board or any committee thereof, (v) whose election as a member of the Board would cause the Company to be in violation of these By-Laws, the Certificate of Incorporation, the rules and listing standards of any exchange on which the common stock of the Company is listed and traded, or any applicable state or federal or other law, rule or regulation, (vi) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, (vii) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past 10 years, (viii) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, (ix) if such Shareholder Nominee or the applicable Eligible Shareholder shall have provided information to the Company in respect to such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which it was made, not misleading, as determined by the Board or any committee thereof, or (x) the Eligible Shareholder or applicable Shareholder Nominee fails to comply with its obligations pursuant to this Section 9.

(j) Notwithstanding anything to the contrary set forth herein, the Board or the presiding officer of the annual meeting of shareholders shall declare a nomination by an Eligible

Shareholder to be invalid, and (i) such nomination shall be disregarded and no vote on such Shareholder Nominee shall occur, notwithstanding that proxies in respect of such vote may have been received by the Company, (ii) the Company shall not be required to include in its proxy statement or on any ballot or form of proxy the disregarded Shareholder Nominee or any successor or replacement nominee proposed by the Eligible Shareholder or by any other Eligible Shareholder, and (iii) the Company may otherwise communicate to its shareholders, including by amending or supplementing its proxy statement or ballot or form of proxy, that the Shareholder Nominee or any successor or replacement nominee shall not be included as a director nominee in the proxy statement or on any ballot or form of proxy and shall not be voted on at the annual meeting if: (i) the Shareholder Nominee(s) and/or the applicable Eligible Shareholder shall have breached its or their obligations under this Section 9 or otherwise failed to satisfy the terms and conditions of this Section 9, as determined by the Board or such presiding officer, (ii) the Eligible Shareholder (or a qualified representative thereof) does not appear at the annual meeting of shareholders to present any nomination made pursuant to this Section 9, or (iii) the Eligible Shareholder becomes ineligible or withdraws its nomination or a Shareholder Nominee becomes unwilling to serve on the Board, whether before or after the mailing of the definitive proxy statement.

(k) No person may be a member of more than one group of persons constituting an Eligible Stockholder under this Section 9 of the By-Laws.

(l) Any Shareholder Nominee who is included in the Company's proxy materials for a particular annual meeting of shareholders but either (i) withdraws from or becomes ineligible or unavailable for election at the annual meeting or (ii) does not receive the favorable vote of at least 25% of the votes cast in the election of directors at the annual meeting, will be ineligible to be a Shareholder Nominee for the following two annual meetings. For the avoidance of doubt, this Section 9 shall not prevent any shareholder from nominating any person for election to the Board pursuant to and in accordance with Article II, Section 8 of these By-Laws.

This Section 9 shall be the exclusive method for shareholders to include nominees for election to the Board in the Company's proxy materials.

Section 10. Certain Defined Terms. For purposes of this Article II:

(a) A "Person" shall mean any individual, firm, corporation, limited liability company, partnership, trust or other entity (including any successor thereto).

(b) A "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by the Company with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

(c) To be considered a "qualified representative" of a shareholder, a person must be a duly authorized officer, manager or partner of such shareholder or authorized by a writing executed by such shareholder or an electronic transmission delivered by such shareholder to act for such shareholder as proxy at the meeting of shareholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of shareholders.

Article III

BOARD OF DIRECTORS AND COMMITTEES

Section 1. Powers. Subject to the provisions of the NYBCL, and to any limitations in the Certificate of Incorporation or these By-Laws relating to action required to be approved by the shareholders, the business of the Company shall be managed under the direction of the Board.

Section 2. Number and Terms of Directors. Until changed in the manner hereinafter set forth, the number of directors of the Company shall be eleven. The number of directors of the Company may be increased or decreased by amendment of these By-Laws adopted by the shareholders or the Board. No decrease in the number of directors shall shorten the term of any incumbent director. Each director shall be elected for a term expiring at the next annual meeting of shareholders and until such director's successor shall have been elected and qualified, except in the case of the director's prior death, resignation, retirement, disqualification or removal from office.

Section 3. Vacancies. Unless otherwise provided in the Certificate of Incorporation or these By-Laws:

(a) Newly created directorships resulting from an increase in the number of directors and vacancies may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

(b) If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible.

Any directors chosen pursuant to this Section 3 shall hold office until the next meeting of shareholders at which the election of directors is in the regular order of business and until such director's successor has been elected and qualified.

Section 4. Meetings of the Board.

(a) Regular meetings of the Board shall be held at such times as may from time to time be fixed by the Board, and notice of such meetings need not be given. All such meetings shall be held at the principal business office of the Company unless otherwise specified by the resolution.

(b) Special meetings of the Board may be called by the Board, the Corporate Governance Committee the Chairman of the Board, the President or the Chief Executive Officer at any time, and shall be called by the Secretary of the Company when requested to do so by written notice signed by a majority of the Board. Notice of the place, date and hour of each special meeting of the Board shall be provided to each director personally, by mail, facsimile or telephone, or electronically. If mailed, the notice shall be addressed to the director at such director's last known address as it appears on the records of the Secretary of the Company and mailed not less than three days before the date of the meeting. If delivered by facsimile or electronically, the notice shall be sent not less than 24 hours before the time of the meeting. If delivered personally or by telephone, the notice shall be given not less than eight hours before the time of the meeting. An affidavit of the person giving notice stating that notice has been given as herein required, and the manner in which given, shall be filed with the Secretary of the Company and shall, in the absence of fraud, be prima facie evidence of the facts therein stated. A notice of special meeting need not state the purpose of such meeting and, unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 5. Annual Meeting of Directors. A stated meeting of the Board, to be known as their annual meeting, shall be held each year on the day of the annual shareholders' meeting and, at such meeting, the officers of the Company for the ensuing year shall be elected. If a quorum of the directors is not present on the date appointed for the annual meeting, the meeting shall be adjourned to some convenient day.

Section 6. Quorum; Voting. One-third (1/3) of the entire Board, but not less than three, shall constitute a quorum for the transaction of business, but if at any meeting of the Board there shall be less than a quorum present, a majority of the directors present may adjourn the meeting from time to time without notice other than announcement at the meeting, until a quorum shall have been obtained, when any business may be transacted which might have been transacted at the meeting as first convened had there been a quorum. The acts of a majority of the directors present at any meeting at which there is a quorum shall, unless otherwise provided by law, by the Certificate of Incorporation or by the By-Laws, be the acts of the Board.

Section 7. Committees. The Board, by resolution adopted by a majority of the entire Board, may designate from among its members an executive committee and other committees, each consisting of one or more directors. The resolution designating any such committee shall fix its powers and authority. Any such committee may have all or any of the authority of the Board to the extent provided in the resolution designating such committee subject to applicable law and listing standards, and except that no such committee shall have authority as to the following matters:

(a) the submission to shareholders of any action that needs shareholders' approval;

(b) the filling of vacancies in the Board or in any committee of the Board;

(c) the fixing of compensation of the Directors for serving on the Board or any committee of the Board;

(d) the amendment or repeal of the By-Laws of the Company, or the adoption of new By-Laws; and

(e) the amendment or repeal of any resolution of the Board which by its terms shall not be so amendable or repealable.

The Board may designate one or more directors as alternate members of any such committee, who may replace any absent member or members at any meeting of such committee.

Each such committee and the members thereof shall serve at the pleasure of the Board; and the Board may at any time fill vacancies in, change the membership of, or dissolve any such committee, subject to applicable law and listing standards.

An act or authorization of an act by any such committee within the authority of the committee provided for in the resolution designating such committee shall be as effective for all purposes as the act or authorization of Board. One-third (1/3) of the members of any such committee, but not less than two, shall constitute a quorum for the transaction of business. Any such committee may act by a majority of its members at a meeting at which there is a quorum.

Section 8. Action by Unanimous Written Consent. Any action required or permitted to be taken by the Board or any committee thereof may be taken without a meeting if all members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consents thereto by the members of the Board or committee shall be filed with the minutes of the proceedings of the Board or committee.

Section 9. Chairman of the Board. The Chairman of the Board shall preside at all meetings of shareholders and directors, and shall perform such other and further duties as may from time to time be required of him by the Board. If the Chairman of the Board is not present at a meeting of the Board, another director chosen by the Board shall preside.

Section 10. Compensation. Each director of the Company who is not a salaried officer or employee of the Company may receive a reasonable compensation for such director's services as a director as determined by the Board.

Section 11. Resignation and Removal.

(a) Any director may resign at any time upon notice given in writing or by electronic transmission to the Chairman of the Board. Such resignation shall take effect at the time specified in such notice or, if the time be not specified, upon receipt thereof by the Chairman of the Board. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

(b) In an uncontested election, any nominee for director who duly holds office as a director under these By-Laws and does not receive an affirmative vote of a majority of the votes cast in favor of or against such nominee shall promptly tender his or her resignation after such election. The independent directors of the Board, giving due consideration to the best interests of the Company and its shareholders, shall evaluate the relevant facts and circumstances, and shall make a decision, within 30 days after the election, on whether to accept the tendered resignation. Any director who tenders a resignation pursuant to this provision shall not participate in the Board's decision. The

Board will promptly disclose publicly its decision and, if applicable, the reasons for rejecting the tendered resignation.

(c) Unless otherwise restricted by law, the Certificate of Incorporation or these By-Laws, any director may be removed from office as a director, but only for cause, by the holders of a majority of the votes of outstanding shares of stock of the Company entitled to vote at an election of directors or by a majority of the entire Board.

Section 12. Meetings by Telephonic Participation. Any one or more members of the Board or any committee thereof may participate in a meeting of the Board or such committee by means of a telephone conference or similar electronic communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Article IV

OFFICERS

Section 1. Officers and Qualifications. The officers of the Company may consist of a Chief Executive Officer, Chief Financial Officer, President, one or more Vice Presidents, any one or more of whom may be designated a Senior or Executive Vice President, a Secretary, a Treasurer and such other officers as the Board may determine. Any two offices may be held by the same person.

Section 2. Election, Term and Compensation. All officers of the Company shall be elected annually by the Board at its annual meeting. Each such individual shall hold office until the next annual meeting of the Board and until his or her successor has been elected and qualified but any such individual may be removed at any time, with or without cause, by the affirmative vote of a majority of the members of the Board then in office. The Board shall determine or oversee the determination of the compensation to be paid to the officers.

Section 3. Chief Executive Officer. The Chief Executive Officer shall have general charge, supervision and control of the business and affairs of the Company, and of the officers and employees of the Company; all subject to such limitations as the Board may from time to time prescribe.

Section 4. President. The President shall, unless otherwise provided by resolution of the Board, be the chief operating officer of the Company, with general responsibility for the management and control of the operations of the Company, subject to such limitations as the Board may from time to time prescribe. The President shall perform such other and further duties as may from time to time be required of such person by the Chief Executive Officer or the Board.

Section 5. Other Officers. Subject to such limitations as the Board may from time to time prescribe, all of the other officers of the Company shall each have such powers and duties as generally pertain to their respective offices, as well as such powers and duties as from time to time may be conferred by the Chief Executive Officer or the Board.

Article V

CAPITAL STOCK

Section 1. Certificates for Shares. The interest of each shareholder shall either be uncertificated or evidenced by a certificate or certificates for shares of stock of the Company in such form as the Board may from time to time prescribe. The issuance of shares in uncertificated form shall not affect shares represented by a certificate until such certificate is surrendered to the Company. The certificates of stock shall be signed by the Chairman of the Board, President or a Vice President and the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, and may be sealed with the seal of the Company, and shall be countersigned and registered in such manner, if any, as the Board may by resolution prescribe. The signatures of the officers upon a certificate and the seal of the Company upon such certificate, may be facsimiles. In case any officer who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer at the date of issue.

Section 2. Transfer of Shares. Certificated or uncertificated shares of stock of the Company shall be transferred on the books of the Company upon authorization by the registered holder thereof or such holder's duly authorized attorney, upon surrender and cancellation of certificates for a like number of shares with duly executed power to transfer endorsed thereon or attached thereto, or upon proper assignment in the case of uncertificated shares; provided, however, that the Company shall be entitled to recognize and enforce any lawful restriction on transfer.

Section 3. Lost or Destroyed Stock Certificates. No certificate for shares of stock or uncertificated shares of the Company shall be issued in place of any certificate alleged to have been lost, stolen or destroyed, except upon production of such evidence of the loss, theft or destruction, and upon indemnification of the Company and its agents to such extent in such manner as the Board may from time to time prescribe.

Article VI

CHECKS, NOTES, ETC.

All checks and drafts on the Company's bank accounts and all bills of exchange and promissory notes, and all acceptances, obligations and other instruments for payment of money shall be signed by such officer or officers, employee or employees, or agent or agents as shall be designated from time to time either by (a) the Board or (b) by any officer or officers specifically authorized by the Board to make such designations. The signatures of any or all of such signatories may be facsimile signatures and printed, engraved, stamped or otherwise placed upon any such instrument or writing.

Article VII

FISCAL YEAR

The fiscal year of the Company shall commence with the first day of January and end with the last day of December in each year.

Article VIII

CORPORATE SEAL

The Board shall provide a suitable seal, containing the name of the Company.

Article IX

INDEMNIFICATION

Section 1. Rights to Indemnification and Advancement of Expenses. The Company shall indemnify and advance expenses to any present or future director or officer from and against any and all liabilities and expenses to the broadest and maximum extent permitted by the NYBCL as the same presently exists or to the greater extent permitted by any amendment hereafter adopted.

Section 2. Employees and Agents. The Company may, to the extent authorized from time to time by the Board and stated in Company policy, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Company on such terms and conditions as shall be determined by the Board.

Section 3. Resolutions; Agreements. The Company is hereby authorized to extend rights to indemnification and to the advancement of expenses to any person to whom the Company is permitted by applicable law to provide indemnification or the advancement of expenses by resolution of the shareholders, resolution of the Board, or by an agreement.

Section 4. Nonexclusivity. The rights to indemnification and advancement of expenses conferred by this Article IX shall not be deemed exclusive of any other rights of indemnification or advancement of expenses that any person may have or hereafter acquire under any statute or which the Company may confer by means of the Certificate of Incorporation, these By-Laws, a resolution of shareholders or directors, or an agreement providing for indemnification or advancement of expenses or otherwise.

Section 5. Insurance. The Company may maintain insurance, at its expense, and to the fullest extent authorized by the NYBCL, to protect itself and any director, officer, employee or agent of the Company or any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise against any liabilities, expenses or losses, whether or not the Company would have the power to indemnify such person against such liabilities, expenses or losses under the NYBCL.

Article X

ADOPTION, AMENDMENT OR REPEAL OF BY-LAWS

Subject to any provisions of the Certificate of Incorporation of the Company requiring a greater proportion of votes, By-Laws of the Company may be adopted, amended or repealed at any meeting of shareholders at which a quorum is present by vote of the holders of a majority of the shares voted thereon. Notice of the proposed change shall be given in the notice of such meeting. The Board may, by vote of two-thirds (2/3) of the entire Board, adopt, amend or repeal By-Laws of the Company and may amend or repeal these By-Laws.

Article XI

DISPUTE RESOLUTION

Unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company's shareholders, (iii) any action asserting a claim arising pursuant to any provision of the New York Business Corporation Law or the Certificate of Incorporation or Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the Supreme Court in the City of New York or the District Court in Dallas, Texas (or, if the Supreme Court or District Court do not have jurisdiction, the federal district court for the Southern District of New York or the Northern District of Texas). Failure to enforce the foregoing provisions would cause the Company irreparable harm, and the Company shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Any person or entity purchasing or otherwise acquiring any interest in shares of the Company shall be deemed to have notice of and consented to the provisions of this Article.

Article XII

SUBJECT TO LAW AND CERTIFICATE OF INCORPORATION

All powers, duties and responsibilities provided for in these By-Laws, whether or not explicitly so qualified, are qualified by the Certificate of Incorporation and applicable law.

CERTIFICATION

I, Carey A. O'Connor, hereby certify that the foregoing, comprising 22 pages, is a true, correct and complete copy of the Amended and Restated By-Laws of Flowserve Corporation adopted by its Board of Directors effective December 14, 2015.

By: /s/ Carey A. O'Connor
Carey A. O'Connor, Senior Vice President and General Counsel